APPENDIX B:
FINANCIAL STATEMENTS
(Unaudited)

		Current Period		Prior Period	
		1/1/2022 to 12/31/2022		**1/1/2021 to 12/31/2021**	
REVENUES					
Sales		$23,952		$ -	
Other Revenue		-		-	
TOTAL REVENUES		**$23,952**		**$0**	
COST OF GOODS SOLD					
Cost of Sales		$7,186		-	
Supplies		$2,874		-	
Other Direct Costs		-		-	
TOTAL COST OF GOODS SOLD		**$10,060**		**$0**	
GROSS PROFIT (LOSS)		**$13,892**		**$0**	
OPERATING EXPENSES					
Advertising and Promotion		-		-	
Bank Service Charges		-		-	
Business Licenses and Permits		-		-	
Computer and Internet		$2,279		-	
Depreciation		$443		-	
Dues and Subscriptions		-		-	
Insurance		-		-	
Meals and Entertainment		-		-	
Miscellaneous Expense		$3,000		$570	
Office Supplies		-		-	
Payroll Processing		-		-	
Professional Services - Legal, Accounting		$239		-	
Occupancy		-		-	
Rental Payments		-		-	
Salaries		$873		-	
Payroll Taxes and Benefits		-		-	
Travel		-		-	
Utilities		-		-	
Website Development		$428		-	
TOTAL OPERATING EXPENSES		$7,262		$570	
OPERATING PROFIT (LOSS)		$6,630		-$570	
INTEREST (INCOME), EXPENSE & TAXES					
Interest (Income)		-		-	
Interest Expense		-		-	
Income Tax Expense		$1,548		-	
TOTAL INTEREST (INCOME), EXPENSE &		$1,548		-	
NET INCOME (LOSS)		**$5,082**		**-$570**	

Villadang LLC
Income Statement - unaudited
For the periods ended December 31, 2022 & 2021

Villadang LLC			
Balance Sheet - unaudited			
For the period ended December 31, 2022 & 2021			
	Current Period	**Prior Period**	
	31-Dec-22	**31-Dec-21**	
ASSETS			
Current Assets:			
Cash	-	-	
Petty Cash	-	-	
Accounts Receivables	-	-	
Inventory	-	-	
Prepaid Expenses	-	-	
Employee Advances	-	-	
Temporary Investments	-	-	
Total Current Assets	0	0	
Fixed Assets:			
Land	-	-	
Buildings	-	-	
Furniture and Equipment	-	-	
Computer Equipment	2,279	-	
Vehicles	-	-	
Less: Accumulated Depreciation	-443	-	
Total Fixed Assets	1,836	0	
Other Assets:			
Trademarks	-	-	
Patents	-	-	
Security Deposits	-	-	
Other Assets	-	-	
Total Other Assets	0	0	
			.
TOTAL ASSETS	**1,836**	**0**	
LIABILITIES			
Current Liabilities:			
Accounts Payable	$ -	$ -	
Business Credit Cards	-	-	
Sales Tax Payable	-	-	
Payroll Liabilities	-	-	
Other Liabilities	-	-	
Current Portion of Long-Term Debt	-	-	
Total Current Liabilities	0	0	
Long-Term Liabilities:			
Notes Payable	-	-	
Mortgage Payable	-	-	
Less: Current portion of Long-term debt	-	-	
Total Long-Term Liabilities	0	0	
PARTNERS' EQUITY			
Total Partners' Equity	1,836	0	
TOTAL LIABILITIES & EQUITY	**1,836**	**0**	
Balance Sheet Check	0	-	

Villadang LLC
Statement of Cash Flow - unaudited
For the period ended December 31, 2022 & 2021

	Current Period	Prior Period
	1/1/2022 to 12/31/2022	1/1/2021 to 12/31/2021
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	5,082	(570)
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	443	-
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	-	-
Inventory	-	-
Prepaid Income Taxes	-	-
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	-	-
Credit Cards Payable	-	-
Total Adjustments	443	-
Net Cash Flows From Operating Activities	5,525	(570)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase of Property and Equipment	(2,279)	-
Net Cash Flows From Investing Activities	(2,279)	-
CASH FLOWS FROM FINANCING ACTIVITIES:		
Repayment of Debt	-	-
Member's Contributions/ (Withdrawals)	(3,246)	570
Net Cash Flows From Financing Activities	(3,246)	570
NET INCREASE (DECREASE) IN CASH	0	-
CASH - BEGINNING	-	-
CASH - ENDING	0	-

I, Raquel Villanueva Dang, certify that:

1. The financial statements of VillaDang LLC included in this Form are true and complete in all material respects; and
2. The tax return information of VillaDang LLC included in this Form reflects accurately the information reported on the tax return for VillaDang LLC for the fiscal years ended 2020 and 2021 (most recently available as of the Date of this Form C).

Signature   *Raquel Villanueva Dang*

Name: Raquel Villanueva Dang

Title: Owner